U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2019

Commission File Number: 001-34409

RECON TECHNOLOGY, LTD

Room 1902, Building C, King Long International Mansion

No. 9 Fulin Road

Beijing, 100107

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

As previously disclosed, the Registrant’s board of directors approved transferring the Registrant’s variable interest entities (“VIEs”), Nanjing Recon Technology Co., Ltd. and Beijing BHD Petroleum Technology Co., Ltd., and VIE-controlled companies from Jining Recon Technology Ltd. (“Recon JN”) to Recon Hengda Technology (Beijing) Co., Ltd. (“Recon BJ”). On April 24, 2019 the Registrant issued a press release announcing that the Registrant has finished the VIE transfer process on April 1, 2019 and then officially finished the dissolution procedure of Recon JN on April 10, 2019. The Registrant does not expect any negative impact of this process on its operation. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibits:

10.1	Translation of Exclusive Technical Consulting Service Agreement dated April 1, 2019 between Recon Hengda Technology (Beijing) Co., Ltd. and Beijing BHD Petroleum Technology Co., Ltd.
10.2	Translation of Form of Amended and Restated Power of Attorney dated April 1, 2019 of Shenping Yin and Guangqiang Chen for rights in Beijing BHD Petroleum Technology Co., Ltd.
10.3	Translation of Form of Amended and Restated Power of Attorney dated April 1, 2019 of Fan Zhang, Donglin Li, and Zhiqiang Feng for rights in Beijing BHD Petroleum Technology Co., Ltd.
10.4	Translation of Amended and Restated Exclusive Equity Interest Purchase Agreement dated April 1, 2019 among Recon Hengda Technology (Beijing) Co., Ltd., Beijing BHD Petroleum Technology Co., Ltd. and Fan Zhang, Shenping Yin, Donglin Li, Zhiqiang Feng and Guangqiang Chen
10.5	Translation of Amended and Restated Equity Interest Pledge Agreement dated April 1, 2019 between Recon Hengda Technology (Beijing) Co., Ltd. and Fan Zhang, Shenping Yin, Donglin Li, Zhiqiang Feng and Guangqiang Chen about Beijing BHD Petroleum Technology Co., Ltd.
10.6	Translation of Exclusive Technical Consulting Service Agreement dated April 1, 2019 between Recon Hengda Technology (Beijing) Co., Ltd. and Nanjing Recon Technology Co., Ltd.
10.7	Translation of Form of Amended and Restated Power of Attorney dated April 1, 2019 of Shenping Yin and Guangqiang Chen for rights in Nanjing Recon Technology Co., Ltd.
10.8	Translation of Amended and Restated Power of Attorney dated April 1, 2019 of Degui Zhai for rights in Nanjing Recon Technology Co., Ltd.
10.9	Translation of Amended and Restated Exclusive Equity Interest Purchase Agreement dated April 1, 2019 among Recon Hengda Technology (Beijing) Co., Ltd., Nanjing Recon Technology Co., Ltd. and Shenping Yin, Guangqiang Chen and Degui Zhai
10.10	Translation of Amended and Restated Equity Interest Pledge Agreement dated April 1, 2019 between Recon Hengda Technology (Beijing) Co., Ltd. and Shenping Yin, Guangqiang Chen and Degui Zhai about Nanjing Recon Technology Co., Ltd.
99.1	Press Release Dated April 24, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RECON TECHNOLOGY, LTD

April 24, 2019	By:	/s/ Shenping Yin
Shenping Yin
Chief Executive Officer
(Principal Executive Officer) and
Duly Authorized Officer